UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-31312

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

MEDCO HEALTH SOLUTIONS, INC.
(Name of issuer of the securities held pursuant to the plan)

100 Parsons Pond Drive, Franklin Lakes, NJ	**07417-2603**
(Address of principal executive offices)	(Zip Code)

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K

INDEX

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Medco Health Solutions, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
June 20, 2008

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	December 31, 2007	December 31, 2006
Investments at fair value	$ 823,807,747	$ 620,995,961
Loans to participants	16,518,078	13,768,602
Total investments	840,325,825	634,764,563
Employer's contributions receivable	7,211	4,814
Net assets available for benefits	$ 840,333,036	$ 634,769,377

The accompanying notes are an integral part of these financial statements.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2007
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 98,448,836
Interest	1,091,754
Dividends	5,788,745
Total investment income	105,329,335
Contributions:	
By participants	58,201,369
By employer	25,476,296
Total contributions	83,677,665
Deductions from net assets attributed to:	
Benefits paid to participants	(35,588,510)
Total deductions	(35,588,510)
Net increase in Plan assets before transfers:	153,418,490
Transfers in from Merged Plan:	52,145,169
Net increase	205,563,659
Net assets available for benefits for 2007:	
Beginning of year	634,769,377
End of year	$ 840,333,036

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Medco Health Solutions, Inc. ("Medco" or the "Company") and those of its affiliates that have elected to become participating employers in the Plan. Effective January 1, 2008, Accredo Health Group, Inc. ("Accredo", a wholly-owned subsidiary of Medco) became a participating employer in the Plan. For more information regarding the Accredo employee Plan participation, see Note 9, "Transfer In from Merged Plan." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Committee ("EBC"), which is appointed by the Board of Directors (the "Board") of the Company. The EBC periodically evaluates the Plan's design. The Retirement Investment Committee, also appointed by the Board, is the named fiduciary responsible for selecting and monitoring the investment options offered under the Plan. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

Contributions

Effective January 1, 2005, the Plan's limit on employee contributions increased from 15% to 50% of eligible compensation, subject to certain limitations under the Internal Revenue Code ("IRC"). Employee contributions were limited to $15,000 in pretax contributions for 2006, $15,500 in pretax contributions for 2007, and will be limited to $15,500 in pretax contributions for 2008. Participants may direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment option. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits "catch-up" contributions that are designed to provide employees age 50 and over with an additional pretax retirement savings opportunity. As such, eligible participants in the Plan were allowed to contribute an additional $5,000 for both 2006 and 2007. The catch-up contribution maximum remains at $5,000 for 2008.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and charged for certain administrative expenses. Investment gains (or losses) are also reflected in the value of each participant's account based on the Plan's investment results.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Effective January 1, 2005, Company contributions held in active participants' accounts vested immediately and thereafter all Company matching contributions are fully vested upon contribution.

Forfeited Accounts

The Company may utilize forfeited non-vested accounts to reduce future Company contributions. At December 31, 2007 and 2006, forfeited accounts totaled $2,013,042 and $1,458, respectively. During 2007, none of the Company's required matching contributions were funded through the utilization of funds from forfeited non-vested accounts. For certain participants who terminated employment prior to January 1, 2005, Fidelity characterized non-vested Company match contributions held in these participants' accounts as vested, when these non-vested amounts should have been transferred to the forfeiture account. The increase in the forfeiture account from $1,458 at December 31, 2006 to $2,013,042 at December 31, 2007 reflects the subsequent transfer in 2007 of these amounts for terminated participants who had not taken a distribution. For more information, see Note 8, "Contingency."

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years, or up to 30 years, for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Because of the uncertainty inherent in such estimates, actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investment income from the Plan includes interest, dividends and net appreciation in the market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The Medco Common Stock Fund is recorded at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Participant loans are valued based on their outstanding balances, which approximate fair value.

Recording of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. RECENT ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan's management is currently evaluating the impact of the Plan's adoption of SFAS 157 in 2008.

4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of year-end:

	December 31, 2007	December 31, 2006
Medco Common Stock Fund	$ 140,010,313	$ 72,160,032
International Stock Fund	79,881,376	59,416,285
US Large Cap Stock Fund	160,882,879	138,885,545
US Mid Cap Stock Fund	61,202,542	39,409,041
US Small Cap Stock Fund	93,856,053	90,544,931
Money Market Fund	122,711,872	102,917,231
S&P 500 Index Fund	46,300,025	35,603,499
Bond Fund	48,538,485	39,160,477

During 2007, the Plan's investments, including gains (losses) on investments bought and sold, as well as held during the year, appreciated in value by $98,448,836 and include the following components:

	December 31, 2007
Mutual funds and commingled and separately managed trusts	$ 25,881,414
Common stock	72,567,422
	$ 98,448,836

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity. Because Fidelity is the trustee of the Plan, these transactions qualify as party-in-interest transactions.

Medco is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Medco Common Stock Fund transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. TAX STATUS

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on August 20, 2003 indicating that it had been designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. CONTINGENCY

For certain participants who terminated employment prior to January 1, 2005, Fidelity characterized non-vested Company match contributions held in these participants' accounts as vested, when these non-vested amounts should have been transferred to the forfeiture account. A number of these former employees elected to receive distributions between 2005 and 2007, which were reflected as benefits paid. Medco is currently negotiating with Fidelity regarding this matter. The settlement of this contingency may result in a gain to the Plan of approximately $870,000, which is not reflected in the financial statements.

9. TRANSFER IN FROM MERGED PLAN

On December 18, 2007, the Company's EBC with the consent of the Chairman and Chief Executive Officer, approved a merger of the Accredo Health, Incorporated 401(k) Plan into the Plan effective January 1, 2008. The Company acquired Accredo on August 18, 2005. Assets of the Accredo Health, Incorporated 401(k) Plan in the amount of $52,145,169 were transferred into the Plan after the close of business on December 31, 2007 and are reflected in the accompanying statement of net assets available for benefits as of December 31, 2007. Effective January 1, 2008, Accredo became a participating employer in the Plan.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
EIN# 22-3461740 Plan# 003
Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Medco Common Stock Fund	Common Stock		$ 140,010,313
*	Fidelity Investments as custodian:			
	International Stock Fund	Mutual funds and commingled and separately managed trusts		79,881,376
	US Large Cap Stock Fund	Separately managed trusts		160,882,879
	US Mid Cap Stock Fund	Commingled trust		61,202,542
	US Small Cap Stock Fund	Mutual funds and commingled trust		93,856,053
	Money Market Fund	Mutual fund		122,711,872
	S&P 500 Index Fund	Mutual fund		46,300,025
	Bond Fund	Mutual fund and commingled trust		48,538,485
	Fidelity Managed Income Portfolio Fund	Commingled trust		2,642,680
	Target Date 2010 Fund	Commingled trust		4,469,110
	Target Date 2015 Fund	Commingled trust		6,797,150
	Target Date 2020 Fund	Commingled trust		12,707,864
	Target Date 2025 Fund	Commingled trust		11,719,733
	Target Date 2030 Fund	Commingled trust		12,104,507
	Target Date 2035 Fund	Commingled trust		9,960,689
	Target Date 2040 Fund	Commingled trust		6,081,872
	Target Date 2045 Fund	Commingled trust		1,779,635
	Target Date 2050 Fund	Commingled trust		283,166
	Target Date Retirement Fund	Commingled trust		1,877,796
	Participants' Loans	Interest rates ranging from 5% to 10.5% and with maturities through 2037		16,518,078
		Total		$ 840,325,825

* Denotes a party-in-interest to the Plan.
** Cost is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDCO HEALTH SOLUTIONS, INC.
401(k) SAVINGS PLAN

Date: June 20, 2008

By: ______________________
Name: Richard J. Rubino
Title: Senior Vice President, Finance and Chief Financial Officer
Medco Health Solutions, Inc.
Member, Employee Benefits Committee

Index to Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 filed on August 13, 2003 (Commission File No. 333-107936) of Medco Health Solutions, Inc. of our report dated June 20, 2008 relating to the statements of net assets available for benefits as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, which appear in this Annual Report on Form 11-K.

J.H. Cohn LLP

Roseland, New Jersey
June 20, 2008

END